S&P Global Ratings affirms Ecopetrol’s Stand-Alone Credit Profile (SACP) while adjusting its global credit rating

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that on June 27, 2025, the credit rating agency S&P Global Ratings downgraded Ecopetrol’s global credit rating from BB+ to BB and maintained the negative outlook. This action is aligned with the downgrade of the Republic of Colombia’s sovereign rating on June 26, 2025. Additionally, the agency affirmed Ecopetrol’s Stand-Alone Credit Profile (SACP) at bb+.

In its report, S&P stated that Ecopetrol’s global rating was adjusted in line with Colombia’s sovereign rating and remains capped by it, due to the Company’s significance in national revenue generation, its status as a government-related entity, and its role in the country’s energy transition. The negative outlook on Ecopetrol reflects the sovereign’s outlook.

Regarding the stand-alone rating, the agency expects Ecopetrol to maintain its leverage ratio (debt/EBITDA) between 2.0x and 2.5x, with an EBITDA margin close to 40%. S&P also positively highlighted the Company’s 2040 strategy, which focuses on growth prospects, reserve replacement, high operational availability of refineries, and strengthening the investment portfolio through business diversification.

The full report issued by the agency on June 27, 2025, announcing the rating action, can be accessed in the link below:

https://www.capitaliq.spglobal.com/web/client?auth=inherit#ratingsdirect/creditresearch?artObjectId=101631815

Bogota D.C., June 27, 2025

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co